CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69131

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eurolink Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Radisson Plaza, Suite 805
         (No. and Street)

New Rochelle	NY	10801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Curtis Weeks	678.679.8642	cweeks@erolinksecuities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren and Company, CPAs
(Name – if individual, state last, first, and middle name)

505 N Mur-Len Rd	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

1/05/2015		6075	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-S(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Oddoux   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eurolink Securities, LLC   , as of 12/31   , 2 024 ,is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KALTRINA MURIQI
Notary Public - State of New York
NO. 01MU6355125
Qualified in Westchester County
My Commission Expires Feb 27, 2025

Notary Public   February 10, 2025

Signature:

Title:
President and CEO   February 10, 2025

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of Security-based Swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based Swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EUROLINK SECURITIES LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2024
With Independent Auditor's Report

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Eurolink Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eurolink Securities, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Eurolink Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Eurolink Securities, LLC's management. Our responsibility is to express an opinion on Eurolink Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eurolink Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934; Schedule II – Computation for Determination of the Reserve Requirements under the Securities and Exchange Commission Rule 15c3-3; and Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Eurolink Securities, LLC's financial statements. The supplemental information is the responsibility of Eurolink Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Eurolink Securities, LLC's auditor since 2018.

Olathe, Kansas

February 22, 2025

EUROLINK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash and cash equivalents	$	40,387
Accounts receivable		10,000
Prepaid expenses and deposits		6,527
Total assets	$	56,914

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	4,812
Accrued payroll taxes		2,533
Total liabilities		7,345
Member's equity		49,569
Total liabilities and member's equity	$	56,914

The accompanying notes are an integral part of the financial statements.

EUROLINK SECURITIES LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2024

REVENUES		
Research revenue	$	150,803
M&A revenue		105,365
Interest income		5
Total revenue		256,173
EXPENSES		
Compensation		155,853
Professional fees		24,770
Regulatory fees		3,250
Occupancy		17,640
Research		32,513
Technology		7,627
Travel and entertainment		3,562
Other operating expenses		6,963
Total expenses		252,178
NET INCOME	$	3,995

The accompanying notes are an integral part of the financial statements.

EUROLINK SECURITIES LLC
STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2024

Balance, December 31, 2023	$	77,774
Members Contributions	$	10,000
Member Distributions	$	(42,200)
Net Income	$	3,995
Balance, December 31, 2024	$	49,569

The accompanying notes are an integral part of the financial statements.

EUROLINK SECURITIES LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	3,995
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in prepaids and deposits		2,656
Decrease in receivables		25,500
Decrease in accounts payable and accrued liabilities		(17,952)
Net cash provided by operating activities		14,199
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		10,000
Member distributions		(42,200)
Net cash used by financing activities		(32,200)
NET DECREASE IN CASH		(18,001)
CASH AND CASH EQUIVALENTS:		
Beginning of period		58,388
End of period	$	40,387

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Eurolink Securities LLC (the "Company") was organized as a New York Limited Liability Company in October 2012. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA") effective January 2014. The Company's business is to act as an investment banker in private placement transactions and mergers and acquisitions, and to sell research.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a sole proprietorship under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owner and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions.The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2021.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company maintains its bank accounts at a high credit quality bank in the United States. Balances, at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company considers deposits with maturities of ninety-days or less to be cash and cash equivalents.

Basis of Accounting: The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and as required by the SEC and FINRA.

NOTE 1-N A TURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable consist of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. The Company believes all receivables are collectible and no allowance is needed.

Subsequent Events: Subsequent events were evaluated through the date the financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments on disclosure to those financial statements.

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment banking, merger and acquisition (M&A) services and research.

Investment banking, M&A services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services / corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a direct distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct.

Payment for the majority of our research services is considered to be variable consideration, as the amount of revenues we expect to receive is subject to factors outside of our control, including market conditions. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved. Revenue from research services is recognized as the research is reported as used by the client.

NOTE 2- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $35,042, which was $30,042 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .2096 to 1.0.

NOTE 3-RELATED PARTY TRANSACTIONS

The Company's office is co-located with a company related by common ownership (the "affiliated company") which share limited administrative expenses which are defined, along with the expense allocation methodology to be used, in an expense sharing agreement.

The Company leases its office space under an operating lease with a month-to-month term from its affiliated company. Rent expense under this lease was $17,640 for the year ended December 31, 2024.

NOTE 4-CONCENTRATION

The top three customers comprised approximately 51% of revenue for the year 2024.

NOTE 5 - CONTINGENCIES AND CLAIMS

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or future obligation.

NOTE 6-SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, merger and acquisition (M&A) services and research. The Company has identified its President and CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 7 - FUTURE ACCOUNTING PRONOUNCEMENT

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

EUROLINK SECURITIES LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2024

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

EUROLINK SECURITIES LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2024

Net Capital		
Total member's equity qualified for net capital	$	49,569
Deduction for non-allowable assets:		
Accounts receivable - non-allowable		(8,000)
Prepaid expenses and deposits		(6,527)
Net capital before haircuts		35,042
Less haircuts		0
Net capital	$	35,042
Minimum net capital required	$	5,000
Aggregate Indebtedness:		
Liabilities	$	7,345
Minimum net capital based on aggregate indebtedness	$	490
Ratio of aggregate indebtedness to net capital		.2096 to 1.0
Excess net capital	$	30,042

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2024.

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net captial above.

EUROLINK SECURITIES LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2023

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2023

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Eurolink Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Eurolink Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, commission sharing and distribution of third party research. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Eurolink Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eurolink Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Olathe, Kansas

February 22, 2025



Exemption Report

Eurolink Securities LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving broker distributing third-party research, private placements as placement agent, and broker receiving customer referral fees and commission sharing with other Finra members. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I _Patrick Oddoux_____ swear (or affirm) that, to my best knowledge and belief, this Exemption

Report is true and correct.

_____
Authorized Signature
_____President & CEO_____
Title

_____01/23/2025_____
Date